Filed by World Color Press Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: World Color Press Inc.
Commission File No.: 333-165259

Most Recent Illustrative Example of the Share Exchange Ratio and Common Cash Consideration to be Received Upon Completion of the Quad/Graphics Arrangement

The table below illustrates the Share Exchange Ratio (i.e., the portion of a share of class A common stock of Quad/Graphics, Inc. (“Quad/Graphics”) a holder of common shares of World Color Press Inc. (“World Color Press”) would receive for each World Color Press common share) and the per share Common Cash Consideration that a holder of World Color Press common shares would receive for each World Color Press common share in connection with and upon the completion of the proposed arrangement between World Color Press and Quad/Graphics.  All “$” amounts are in U.S. dollars.

This table is for illustrative purposes only. As (a) the actual number of World Color Press common shares outstanding immediately prior to the completion of the arrangement may be different from the amounts set forth below, (b) the actual number of shares of Quad/Graphics common stock outstanding immediately prior to the completion of the arrangement may be different from the numbers set forth below (which will affect the Share Exchange Ratio), (c) the effective price of the transaction consideration per World Color Press common share to be received in the arrangement as determined by the World Color Press board of directors in accordance with the World Color Press warrant indenture may be calculated based on a different formula and/or assumptions than the formula and the assumptions set forth below, which are not mandated by the World Color Press warrant indenture, including the financial model used to calculate the Warrant Valuation Amount (as defined in the World Color Press warrant indenture), and such variations may yield a materially different result, and (d) the aggregate Equity Payment Amounts may be different from the amounts set forth below, all four of which matters cannot be determined as of the date of the calculation of the illustrative examples, the actual Share Exchange Ratio and Common Cash Consideration may vary from the amounts described below.

The following assumptions have been made in this table:

1.             The arrangement is completed on July 2, 2010.

2.             The number of World Color Press common shares outstanding is 73,285,000, without taking into account the conversion of World Color Press preferred shares and the exercise of World Color Press warrants.

3.             The 5-day volume-adjusted weighted average price of each World Color Press common share used to calculate the cash settlement obligations of the deferred share units and restricted share units and the per share value of any additional World Color Press deferred share unit grants are the same.

4.             The effective price is based on: (1) the 30-day volume-adjusted weighted average price of each World Color Press common share multiplied by the number of the World Color Press common shares outstanding immediately prior to completion of the arrangement, plus the aggregate Common Cash Consideration available to be distributed to holders of World Color Press common shares and cash paid to redeem World Color Press warrants, divided (2) by the number of fully diluted common shares outstanding immediately prior to completion of the arrangement as if all warrants are exercisable (whether or not they are exercisable).

5.             The number of shares of Quad/Graphics class A common stock, class B common stock and class C common stock outstanding immediately prior to the completion of the arrangement is 28,105,645.

6.             Holders of World Color Press preferred shares will convert their World Color Press preferred shares and accrued and unpaid dividends into World Color Press common shares if the market value of a World Color Press common share is greater than $8.00.

7.             The total liquidation value of the World Color Press preferred shares, plus accrued and unpaid dividends, on July 2, 2010 is $110,809,653. The number of World Color Press common shares into which the World Color Press preferred shares are converted is based on this dollar amount.

8.             Holders of World Color Press warrants will exercise their right to purchase World Color Press common shares through a cashless exercise if their warrants become exercisable, and they will receive cash payments in accordance with the World Color Press warrant indenture if their warrants do not become exercisable.

Volume Adjusted Weighted Average Price as of			Assumed 90- Day Risk Free Interest	Effective	World Color Press	Equity Payment	Aggregate Common	Share Exchange	Per Share Common Cash
Date	30-Day(1)	5-Day(2)	Rate(3)	Price	Common Shares(4)	Amounts(5)	Cash Consideration(6)	Ratio(7)	Consideration(8)
6/3/2010	$12.03	$11.51	0.4940%	$10.34	87,136,206	$45,783,955	$47,549,378	0.2150	$0.55

(1)           Represents the 30-day volume-adjusted weighted average price of World Color Press common shares on the Toronto Stock Exchange as of and including the indicated date (trading in both Canadian dollars and U.S. dollars). Trading prices in Canadian dollars are converted to U.S. dollars pursuant to the World Color Press warrant indenture.

(2)           Represents the 5-day volume-adjusted weighted average price of World Color Press common shares on the Toronto Stock Exchange as of and including the indicated date (trading in both Canadian dollars and U.S. dollars). Trading prices in Canadian dollars are converted to U.S. dollars on the same basis as set forth in the World Color Press warrant indenture.

(3)           Represents the yield received on a Government of Canada 90-day treasury bill as of the date indicated.  Pursuant to the World Color Press warrant indenture, the interest rate used to determine the cash value of any unexercisable warrants will be as of a date that is no more than 15 days prior to the completion of the arrangement.

(4)           Represents the expected number of World Color Press common shares outstanding immediately prior to completion of the arrangement on the assumptions made above.

(5)           Represents the sum of the following payments:

Volume Adjusted Weighted Average Price as of			Effective	Cash Dividends Paid	Cash Payable to Unexercisable Series I	Cash Payable to Unexcercisable Series II	Total Cash Payable to	Equity Payment
Date	30-Day(1)	5-Day(2)	Price	on Preferred Shares	Warrants	Warrants	DSU and RSU Holders	Amounts
6/3/2010	$12.03	$11.51	$10.34	$4,821,083	$16,041,679	$10,820,639	$14,100,544	$45,783,955

(6)           Represents $93,333,333 less the Equity Payment Amounts.

(7)           Represents the portion of a share of Quad/Graphics class A stock that a holder of World Color Press common shares would receive for each World Color Press common share.

(8)           Represents the amount of cash that a holder of World Color Press common shares would receive for each World Color Press common share.

Additional Information and Where to Find It

This table relates to a proposed business combination transaction between Quad/Graphics and World Color Press. On March 5, 2010, Quad/Graphics filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. A final amendment to the registration statement on Form S-4, including a final proxy circular/prospectus was filed on May 26, 2010, and the registration statement on Form S-4 became effective on May 27, 2010. This table is not a substitute for the proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or World Color Press may file with the Canadian Securities Administrators or the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES ADMINISTRATORS OR THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge on SEDAR (www.sedar.com), at the SEC’s website (www.sec.gov) or by directing a request to World Color Press, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by World Color Press, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089-2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this table contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. World Color Press or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of World Color Press and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of World Color Press and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of World Color Press or Quad/Graphics with the SEC, available at www.sec.gov. World Color Press and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.